

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 20, 2017

Robert N. Pinkerton
Chief Financial Officer
ServiceSource International, Inc.
760 Market Street, 4th Floor
San Francisco, California 94102

      Re: ServiceSource International, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 6, 2017
             File No. 001-35108

Dear Mr. Pinkerton:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ James Allegretto

                  James Allegretto
                  Senior Assistant Chief Accountant
                  Office of Consumer Products